SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AMERICAN HOME MORTGAGE INVESTMENT CORP

(Name of Issuer)

Shares of Common Stock, par value $.01 per share

(Title of Class of Securities)

02660R107

(CUSIP Number)

April 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐     Rule 13d-1(b)

     ☒     Rule 13d-1(c)

     ☐     Rule 13d-1(d)

13G
CUSIP No. 02660R107

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,698,500

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,698,500

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,698,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.3%

12.	Type of Reporting Person* OO

  *SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

13G
CUSIP No. 02660R107

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,599,300

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,599,300

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.0%

12.	Type of Reporting Person* CO

  *SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

13G
CUSIP No. 02660R107

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,297,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,297,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,297,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 8.3%

12.	Type of Reporting Person* IN

  *SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G

     This Schedule 13G (this “Schedule 13G”), is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight (together with Greenlight, the “Reporting Persons”).

     This Schedule 13G relates to shares of common stock of American Home Mortgage Investment Corp (the “Issuer”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc. acts as investment advisor.

Item 1(a)	Name of Issuer.

American Home Mortgage Investment Corp

Item 1(b)	Address of Issuer’s Principal Executive Offices.

520 Broadhollow Road Melville, NY 11747

Item 2(a)	Name of Person Filing.

David Einhorn, Greenlight Capital, L.L.C. and Greenlight Capital, Inc.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

420 Lexington Ave., Suite 1740 New York, New York 10170

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc. is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.01 par value, per share, of the Issuer (“Common Stock”).

Item 2(e)	CUSIP Number.

02660R107

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	The Reporting Persons are the beneficial owners of 3,297,800 shares of Common Stock.

(b)	The Reporting Persons are the beneficial owners of 8.3% of the outstanding shares of Common Stock. This percentage was determined by dividing 3,297,800 by 39,877,412, the number of shares of Common Stock outstanding as of April 23, 2004, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed April 29, 2004.

(c)	Greenlight has the sole power to vote and dispose of the 3,297,800 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 3,297,800 shares of Common Stock beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 3,297,800 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99
Joint Filing Agreement dated May 3, 2004, between Greenlight and David Einhorn.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2004

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

/s/ DAVID EINHORN
David Einhorn